Exhibit (a)(5)



[LOGO]

August 13, 2001

Dear Stockholder:

     NASB Financial, Inc. (the "Company"), is offering to purchase up to 400,000 shares of its common stock at $15.00 per share. Our records indicate that you are the owner of shares of this class.

     The conditions of the Offer are explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. Please read these material carefully before making any decision with respect to the Offer. Also included is the Offer is an explanation of its effect on those stockholders that decide not to tender their shares.

     Although the Company's Board of Directors has authorized the Offer, neither the Board nor the Company makes any recommendation as to whether stockholders should tender shares to the Company. You should make an independent decision after consulting with your advisors.

     If you decide to respond to the Offer, please fill out the Letter of Transmittal and deliver it to the Company, along with the stock certificates that represent the shares you are tendering. The enclosed materials contained detailed instructions on the proper procedures for tendering your shares. The Offer will expire at 5:00 p.m. Central Time on September 12, 2001, unless extended by the Company. If you have any further questions, please call us at (816) 765-2200 and ask for the Investor Relations Department.


Sincerely,


/s/ David H. Hancock
David H. Hancock
Board Chairman